SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 2, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES
METSO PAPER’S COST REDUCTION PROGRAM ADVANCES

SIGNATURES

Date September 2, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO PAPER’S COST REDUCTION PROGRAM ADVANCES

(Helsinki, Finland, September 2, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) program for Metso Paper to reduce annual fixed costs by a total of EUR 50 million is advancing. The program was published in June 2004. As a part of the program, Metso Paper will initiate within the next few weeks employee negotiations concerning approximately 700 jobs in Finland, Sweden and North America.

Metso Paper’s negotiations to be initiated will affect approximately 450 jobs in Finland, approximately 130 jobs in Sweden and approximately 120 jobs in North America. The impact of the negotiations on personnel in Finland is estimated to be 100 to 140 jobs in Jyväskylä and 90 to 120 jobs in Järvenpää. In addition, the options for the Karhula production unit will be reviewed, and the negotiations in that location will affect 150 jobs. To a lesser extent, the planned personnel reduction will also affect the units in Valkeakoski, Turku, Pori and Tampere, Finland. In Sweden, the negotiations will concern the reduction of 80 to 100 jobs in Karlstad and 40 to 60 jobs in Sundsvall. In North America, the personnel reductions will be divided among several locations.

For other parts, the plans will be specified later. As a whole, one half of the program’s effects on personnel are estimated to consist of reductions and one half of outsourcing and actions comparable to outsourcing. The arrangements are estimated to affect in total 1,100 to 1,300 employees. The planned measures are scheduled mainly for 2004-2005.

Of Metso Paper’s 9,000 employees, approximately 5,000 work in Finland, approximately 1,500 in Sweden and approximately 1,250 in North America.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Bertel Karlstedt, President, Metso Paper, tel. +358 204 82 5100 Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.